August 31, 2006

Room 4561

Mr. John G. Schwarz
Chief Executive Officer
Business Objects S.A.
157-159 rue Anatole France,
92300 Levallois-Perret, France

      Re: **Business Objects S.A.**
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 16, 2006
                File No. 000-24720

Dear Mr. Schwarz:

We have completed our review of your Form 10-K for the year ended December 31, 2005
and have no further comments at this time.

                Very truly yours,

                Brad Skinner
                Accounting Branch Chief